Jinhao Motor Company Dawang Industrial Park Hi-Tech Exploit Area Zhaoqing City, Guangdong 526238 People’s Republic of China Tel.: (86) 7583625628

February 14, 2011

By EDGAR Transmission

John Stickel
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:  Jinhao Motor Company
        Amendment No. 4 to Registration Statement on Form S-1
        Filed February 10, 2011
        File No. 333-170226

Dear Mr. Stickel:

On behalf of Jinhao Motor Company (the “Company”), we hereby submit this response to the verbal comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on February 14, 2011, with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on February 10, 2011 (the “Registration Statement”), along with Amendment No. 5 to the Registration Statement (the “Amendment No.5”).

We understand and agree that:

(A) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(B) the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(C) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

SUMMARY – Overview of Our Business Page 5

1. Please include disclosures about Company’s revenues for the corresponding periods when Company’s net income was disclosed herein.

Response: We have included disclosures about Company’s revenues for the year ended December 31, 2009 and the nine months ended September 30, 2010.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS Page 67

Division of Corporation Finance
February 2, 2011

2. Please include disclosures in response to Item 304(a) of Regulation S-K that were included in the Company's Current Report on Form 8-K filed on December 3, 2010. Please also include a copy of the letter of MSCM in response to Item 304(a) of Regulation S-K.

Response: We have included disclosures in response to Item 304(a) of Regulation S-K herein. We have also included a copy of the letter from MSCM dated December 3, 2010 (filed as Exhibit 16.1 to the Company's Current Report on Form 8-K filed on December 3, 2010) as Exhibit 16.1 of the Amendment No. 5 and incorporated it by reference.

* * *

Jinhao Motor Company Dawang Industrial Park Hi-Tech Exploit Area Zhaoqing City, Guangdong 526238 People’s Republic of China Tel.: (86) 7583625628

Very truly yours,

JINHAO MOTOR COMPANY

By: /s/ Chak Shing Tsoi
       Chak Shing Tsoi
       Chief Executive Officer

cc:  Scott C. Kline, Esq.
       Dawn M. Bernd-Schulz, Esq.
       Pillsbury Winthrop Shaw Pittman LLP
       2300 N Street, N.W.
       Washington, D.C. 20037-1122